Exhibit 3.1

AMENDMENT TO THE
SECOND AMENDED AND RESTATED BYLAWS OF
CASCADE MICROTECH, INC.

The following sets forth an amendment to the Second Amended and Restated Bylaws of Cascade Microtech, Inc., an Oregon corporation, which amendment was adopted and became effective as of March 31, 2006:

The Second Amended and Restated Bylaws of Cascade Microtech, Inc. are hereby amended by adding a new Section 3.17 as follows:

Section 3.17  Directors Emeritus. The Board of Directors may, from time to time, by majority vote, elect one or more of its former directors to serve as director emeritus for one or more consecutive one-year terms or until earlier resignation or removal by a majority of the Board of Directors. Directors emeritus may be invited to attend meetings of the Board of Directors or any committee of the Board of Directors. Directors emeritus shall not be permitted to vote on matters brought before the Board of Directors or any committee thereof and shall not be counted for the purpose of determining whether a quorum of the Board or a committee is present. Directors emeritus will be entitled to receive fees and reimbursement for expenses of meeting attendance, as approved by the Compensation Committee of the Board of Directors. Directors emeritus may be removed at any time by the Board of Directors. A director emeritus shall not, solely by virtue of that position, be considered an officer, employee or agent of the Company for any purpose, and shall not have any of the responsibilities or liabilities of a director, nor any of a director’s rights, powers or privileges. Reference in these bylaws to “directors” shall not mean or include directors emeritus.